FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 21 November 2002

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                  International Power - Exposure to TXU Europe

(London, 21 November 2002) International Power notes that TXU Europe Energy Trading Limited, the counterparty to the tolling contract at our Rugeley Power Station, petitioned for administration on Tuesday, 19 November 2002. An administration order was subsequently made. Under the terms of the tolling contract, this constitutes an event of default and we have submitted a notice of early termination. Under the terms of the contract, termination should take effect before the end of November. We will be in a position to clarify the potential financial impact on International Power at the start of December 2002.



Notes to Editors: -

International Power acquired the Rugeley power station from TXU Europe in July 2001

International Power plc is a leading independent electricity generating company with 10,235MW (net) in operation, 910MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

                             INTERNATIONAL POWER plc
                             (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary